Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 15, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc.
Amendment No. 6 to the Registration Statement on Form S-1
May 8, 2013
File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we hereby furnish to the Staff of the Commission (the “Staff”) the following items to assist in the Staff’s review of the Company’s response to Comment No. 4 to the Staff’s comment letter dated May 9, 2013. The Company’s response was filed, together with Amendment No. 7 to the Company’s Registration Statement on Form S-1, on May 13, 2013:

(1) additional detail about the deferred revenue/deferred expense recognition in connection with toll sales, attached as Annex A to the supplemental material furnished to the Staff (the “Supplement”).

(2) a toll letter and award contract with one of the Company’s customers, attached as Annex B to the Supplement.

The Company is furnishing the Supplement to the Staff under separate cover pursuant to Rule 418 under the Securities Act of 1933, as amended, and kindly asks the Staff to destroy the Supplement and all annexes or return it to the Company following its review thereof.

If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Scott Hamilton

Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen

Andrew J. Pitts

Cravath, Swaine & Moore LLP

Annex A (Supplement)

[Furnished to the Staff under separate cover]

Annex B (Supplement)

[Furnished to the Staff under separate cover]